Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198305

MOODY NATIONAL REIT II, INC.
SUPPLEMENT NO. 5 DATED OCTOBER 9, 2015

TO THE PROSPECTUS DATED JANUARY 20, 2015

This document supplements, and should be read in conjunction with, our prospectus dated January 20, 2015, as supplemented by Prospectus Supplement No. 1, dated March 5, 2015, Prospectus Supplement No. 2, dated May 19, 2015, Prospectus Supplement No. 3, dated July 13, 2015 and Prospectus Supplement No. 4, dated August 14, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering; and
•	our potential property acquisitions.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on January 20, 2015. The terms of our public offering required us to deposit all subscription proceeds in escrow pursuant to the terms of our escrow agreement with UMB Bank, N.A., our escrow agent, until the earlier of the date that we receive subscriptions aggregating at least $2,000,000 (including shares purchased by our sponsor, its affiliates and our directors and officers) or January 20, 2016. On July 2, 2015, we received subscriptions aggregating $2,000,000, and the subscription proceeds held in escrow were released to us. As of September 30, 2015, we had received and accepted investors’ subscriptions for and issued 242,373 shares of our common stock in our public offering, including 246 shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $6,053,189.

Our Potential Property Acquisitions

On September 25, 2015, Moody National REIT I, Inc., or Moody I, assigned to us all of its rights to and interests in the Agreement of Purchase and Sale, dated May 11, 2015, for the acquisition of a hotel property located in Austin, Texas, commonly known as the Residence Inn University Area Austin, or the Residence Inn Austin, from an unaffiliated seller for an aggregate purchase price of $25,500,000, excluding acquisition costs and subject to adjustments as set forth therein. We did not pay any compensation in connection with this assignment. Moody I is a non-listed real estate investment trust sponsored by our sponsor.

The Residence Inn Austin is a select-service hotel facility comprised of 112 guest rooms. It opened on January 14, 2014, and benefits from its proximity to the University of Texas campus, Dell Children’s Hospital, Seton Medical corporate headquarters and the Texas State Capitol.

Our acquisition of the Residence Inn Austin is subject to substantial conditions to closing, including: (1) our ability to raise sufficient proceeds from our public offering to fund the purchase price of the Residence Inn Austin; (2) our ability to obtain appropriate financing secured by the Residence Inn Austin; and (3) the absence of a material adverse change to the Residence Inn Austin prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Residence Inn Austin on the terms described above, or at all.

Separately, as previously disclosed, our board of directors authorized our officers to pursue the acquisition of a hotel property located in Boston, Massachusetts commonly known as the Hampton Inn Boston Logan Airport. We have since determined that we will not pursue that acquisition.